WOLLMUTH MAHER & DEUTSCH LLP

500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

October 12, 2005

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
<u>Submission of Information Pursuant to Rule 12g3-2(b)</u>

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed two (2) copies of the following announcement released to the London Stock Exchange:

	Announcement	**Issue Date**
1.	Quarter 2 Trading Statement 2005/6 – 12 Weeks to 1 October 2005	October 11, 2005
2.	Adoption of International Financial Reporting Standards	October 11, 2005
3.	Announcement of the Resignations of George Davies, Andrea White and Melanie Davies from the Company's Per Una Business	October 11, 2005

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By: [signature]
George Rudy
Authorized Representative

Enclosures

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RECEIVED

2005 OCT 19 P 5:17

Issued: Tuesday, 11 October 2005

QUARTER 2 TRADING STATEMENT 2005/6 - 12 weeks to 1 October 2005

- UK Retail sales up 3.3%: General Merchandise +0.4%; Food +6.3%;
- UK Retail like for like sales up 1.3%;
- Full price sales* of General Merchandise up 0.4%;
- Unaudited Group profit before tax and exceptionals for the 26 weeks to 1 October 2005 is expected to be at or around the upper end of market expectations.

UK Retail Sales for the 12 weeks to 1 October 2005 were +3.3% in total with General Merchandise +0.4% and Food +6.3%. Within this Clothing was +0.2% and Home +2.1%.

Like for like sales were up 1.3% in total compared with a decrease of 5.4% last quarter. General Merchandise like for like sales were down 0.2% against a decrease of 11.2% last quarter. Food like for like sales were up 2.7% compared with an increase of 0.7% last quarter. Full price sales of General Merchandise were up 0.4% against a decrease of 2.4% last quarter.

Our focus is on profitable full price sales, better buying and tight control of stocks and costs. We are committed to offering outstanding value, styling and service in a pleasant environment. We have concentrated on improving values as well as introducing better product and more newness. Customer reaction to our Autumn ranges has been positive. Our focus on rebuilding our Home business is showing through. Food continues to make progress and has delivered another quarter of like for like growth, driven by product innovation and availability. Customer perceptions of product and service have improved. This has been reinforced through our focussed advertising campaign for Food and Womenswear.

We expect unaudited Group profit before tax and exceptionals for the 26 weeks to 1 October 2005 to be at or around the upper end of market expectations. The outlook for the full year profit performance will depend on trading in the important third quarter.

On Charles Wilson's departure on October 28th all responsibility for IT, Logistics and Property will pass to Ian Dyson, Finance Director.

More...

Marks and Spencer p.l.c.
Registered Office:
Michael House
Baker Street
London W1U 8EP
Registered No. 214436
(England and Wales)

Stuart Rose, Chief Executive said:

"This is an encouraging performance, but there remains much to be done. The environment remains very difficult and we have the important Christmas trading period ahead. We are making progress. We are listening to our customers and feedback has been positive. The product is getting better, our stores are looking better. We are offering our customers better value. This will remain our focus."

* *non-clearance sales*

Marks and Spencer Group plc's Interim Results for the 26 weeks to 1 October 2005 will be published on 8 November 2005.

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by Marks & Spencer to predict accurately customer preferences; decline in the demand for products offered by Marks & Spencer; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of Marks & Spencer's brand awareness and marketing programmes; general economic conditions or a downturn in the retail or financial services industries; acts of war or terrorism worldwide; work stoppages, slowdowns or strikes; and changes in financial and equity markets.

Contacts:
Investor Relations:

Amanda Mellor	+44 (0)20 8718 3604
Sarah McGlyne	+44 (0)20 8718 1563
Corporate Press Office:	020 8718 1919

Investors & Analysts Conference Call:

This will be hosted by Stuart Rose at 08.20 (BST) on Tuesday 11 October 2005:
Dial in number: +44 (0) 20 7162 0083

A recording of this call will be available until Tuesday 18 October 2005:
Dial in number: +44 (0) 20 7031 4064
Access Code: 678099

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Issued: Tuesday 11 October 2005

MARKS AND SPENCER GROUP PLC
ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Marks & Spencer previously reported under UK Generally Accepted Accounting Principles (UK GAAP). In May 2005 as part of its preparation for the adoption of International Financial Reporting Standards (IFRS), the Group made available financial information for the year ended 2 April 2005 prepared in accordance with the measurement rules of IFRS.

Since May, IFRS have been subject to ongoing review and further interpretation. One of the areas subject to such review has been leases that contain predetermined, fixed rental increases. Recent comments by the International Financial Reporting Interpretations Committee (IFRIC) have indicated that under IFRS, it is necessary to account for these leases such that the predetermined, fixed rental payments are recognised on a straight-line basis over the life of the lease. Under UK GAAP, the Group accounted for these property lease rentals such that the increases were charged in the year that they arose. This represents a change from the IFRS information previously announced. The impact of this change is a reduction in profit before tax of £4.5m for the 52 weeks ended 2 April 2005.

Set out below is a revised summary of the impact of the accounting policy changes arising from the adoption of IFRS on the results for the 52 weeks ended 2 April 2005, together with the impact on the results for the 26 weeks ended 2 October 2004.

SUMMARY OF CHANGES

	52 weeks ended 2 April 2005					
	UK GAAP	IFRS (As previously reported	Fixed Rentals	Revised IFRS	Total Change	Change %
Turnover (£m)	7,942.3	7,942.3	-	7,942.3	-	-
Operating Profit before Exceptionals (£m)	709.4	689.2	(4.5)	684.7	(24.7)	(3.5)
Profit before Tax and Exceptionals (£m)	618.5	596.0	(4.5)	591.5	(27.0)	(4.4)
Adjusted EPS (pence)	21.9	21.0	(0.2)	20.8	(1.1)	(5.0)

Marks and Spencer Group p.l.c.
Registered Office:
Waterside House
35 North Wharf Road
London W2 1NW
Registered No. 4256886
(England and Wales)

	26 weeks ended 2 October 2004			
	UK GAAP	IFRS	Change	Change %
Turnover (£m)	3,819.7	3,819.7	-	-
Operating Profit before Exceptionals (£m)	323.2	312.8	(10.4)	(3.2)
Profit before Tax and Exceptionals (£m)	292.7	281.2	(11.5)	(3.9)
Adjusted EPS (pence)	8.9	8.5	(0.4)	(4.5)

Appendix 1 to this release sets out income statements for the 26 weeks ended 2 October 2004 and the 52 weeks to 2 April 2005 in IFRS format. These reflect both the adjustments detailed above, which are required to apply the accounting policy changes arising from the adoption of IFRS, and also the reclassifications required to comply with the IFRS format of presentation. In particular:

- The results of discontinued operations (including the profit or loss on disposal), are now presented below profit after tax as a single line on an after tax basis; and
- Certain exceptional items required by FRS 3 to be presented below operating profit are now included within operating profit.

Appendix 2 provides a segmental analysis of operating profit between UK Retail and International operations under previously reported UK GAAP and revised IFRS.

Contacts:

Investor Relations:
Amanda Mellor +44 (0) 20 8718 3604
Sarah McGlyne +44 (0) 20 8718 1563

Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by Marks & Spencer to predict accurately customer preferences; decline in the demand for products offered by Marks & Spencer; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of Marks & Spencer's brand awareness and marketing programmes; general economic conditions or a downturn in the retail or financial services industries; acts of war or terrorism worldwide; work stoppages, slowdowns or strikes; and changes in financial and equity markets.

Marks and Spencer Group p.l.c.
Registered Office:
Waterside House
35 North Wharf Road
London W2 1NW
Registered No. 4256886
(England and Wales)

Appendix 1

Consolidated income statement

	26 weeks ended 2 Oct 2004 As restated £m	52 weeks ended 2 April 2005 As restated £m
Revenue [1]	**3,628.6**	**7,710.3**
Operating Profit		
Before exceptional charges [2]	289.4	653.2
Exceptional operating charges	(81.0)	(50.6)
	208.4	**602.6**
Interest payable and similar charges	(47.1)	(121.3)
Interest receivable	15.5	28.1
Profit on ordinary activities before taxation [3]	**176.8**	**509.4**
Analysed between		
Before exceptional charges	257.8	560.0
Exceptional operating charges	(81.0)	(50.6)
Income tax expense	(68.3)	(150.5)
Profit on ordinary activities after taxation	**108.5**	**358.9**
Profit from discontinued operations	21.9	227.3
Profit for the period attributable to shareholders	**130.4**	**586.2**

[1] Relates to continuing operations only and therefore excludes the revenue derived from discontinued operations.

	26 weeks ended 2 Oct 2004 As restated £m	52 weeks ended 2 April 2005 As restated £m
[2] Operating profit before exceptionals		
As previously reported	323.2	709.4
IFRS adjustments	(10.4)	(24.7)
Operating profit from discontinued operations	(24.5)	(32.3)
IFRS adjustments from discontinued operations	1.1	1.2
Reclassification of exceptional items	-	(0.4)
	289.4	653.2

	26 weeks ended 2 Oct 2004 As restated £m	52 weeks ended 2 April 2005 As restated £m
[3] Profit before tax and exceptionals		
As previously reported	292.7	618.5
IFRS adjustments	(11.5)	(27.0)
Operating profit from discontinued operations	(24.5)	(32.3)
IFRS adjustments from discontinued operations	1.1	1.2
Reclassification of exceptional items	-	(0.4)
	257.8	560.0

Appendix 2

Operating Profit - Continuing	26 weeks ended 2 October 2004 UK GAAP	IFRS	Change	Change %
UK Retail:				
Before exceptional operating charges	269.9	260.2	(9.7)	-3.6%
Exceptional operating charges	(81.0)	(81.0)	-	-
	188.9	179.2	(9.7)	-5.1%
International Retail:				
M&S	27.6	27.7	0.1	0.4%
Kings	1.2	1.5	0.3	25.0%
	28.8	29.2	0.4	1.4%
Total - continuing:				
Before exceptional operating charges	298.7	289.4	(9.3)	-3.1%
Exceptional operating charges	(81.0)	(81.0)	-	-
	217.7	208.4	(9.3)	-4.3%

Operating Profit - Continuing	52 weeks ended 2 April 2005 UK GAAP	IFRS	Change	Change %
UK Retail:				
Before exceptional operating charges	612.1	588.3	(23.8)	-3.9%
Exceptional operating charges	(91.4)	(60.3)	31.1	34.0%
	520.7	528.0	7.3	1.4%
International Retail:				
M&S	60.7	60.4	(0.3)	-0.5%
Kings	4.3	4.5	0.2	4.7%
Exceptional operating income	-	9.7	9.7	
	65.0	74.6	9.6	14.8%
Total - continuing:				
Before exceptional operating charges	677.1	653.2	(23.9)	-3.5%
Exceptional operating charges	(91.4)	(50.6)	40.8	44.6%
	585.7	602.6	16.9	2.9%

Marks and Spencer Group p.l.c.
Registered Office:
Waterside House
35 North Wharf Road
London W2 1NW
Registered No. 4256886
(England and Wales)

MARKS & SPENCER ANNOUNCEMENT

Marks and Spencer Group plc announces that George Davies has this afternoon, 11th October, resigned as consultant to the Company's Per Una business, along with Andrea White (Per Una Finance Director) and Melanie Davies (Per Una Head of Merchandising).

George Davies has a twelve month notice period and will remain committed to the Per Una business for that period to ensure an orderly transition.

For further information:

Investor Relations:	020 8718 1563
Press Office:	020 8718 1919